UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 29, 2023

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Completion of Asset Acquisition

On September 28, 2023, 1st stREIT Office Inc. (the “Company”), through 1SO Midtown III LLC, a wholly-owned subsidiary of 1st stREIT Office Operating Partnership (the “Operating Partnership”), completed the acquisition of a 77,248 square foot office building (“Midtown III”) along with an obligation to cover 60% of expenses for an adjacent garage located in Carmel, Indiana that is available for use by the tenants of Midtown III as well as a multifamily complex nearby. Midtown III is located near our Allied Property. Midtown III is 76.1% leased to two tenants: (i) 37,964 square feet leased until July 31, 2029 to MJ Insurance, Inc., a full service insurance company and (ii) 21,999 square feet leased until September 30, 2034 to Office Labs Indiana I, LLC (d/b/a Serendipity), a co-working space.

Midtown III was purchased for $17,754,438, which the Company funded using $17,754,444 of capital contributed to the Operating Partnership by Jeffrey Karsh, the Company’s CEO, in exchange for 2,532,731 OP Units at a per Unit price of $7.01. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds received from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh.

Additional information about Midtown III may be found in the Company’s preliminary offering circular filed with the Securities and Exchange Commission on September 26, 2023.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated October 22, 2020, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: September 29, 2023